Services Agreement

This Services Agreement ("Agreement") is dated as of April 2nd, 2019 and shall commence and become effective as of and subject to the approval of the transactions contemplated hereby by the MOH in light of the change in the holding structure of the Company (the "Effective Date") by and between I.M.C Holdings Ltd. a company incorporated under the laws of the State of Israel ("IMC") and Focus Medical Herbs Ltd., a company incorporated under the laws of the State of Israel ("Focus"). Each of IMC and Focus is referred to herein as a "Party" and they are collectively referred to herein as, "Parties".

Focus desires to obtain from IMC certain services which are included, inter alia, in Exhibit A attached hereto and any other services the Parties may agree upon from time to time (the "Services"), and IMC desires to provide such Services to Focus, all under the terms and conditions of this Agreement.

1. Interpretation; Definitions

The preamble of this Agreement constitutes an integral part hereof.  The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

2. The Services

2.1. During the Term (as defined in Section 6) of this Agreement, Focus may, from time to time, at its discretion, request the performance by IMC of certain Services. IMC will dedicate appropriate attention, time and effort to Focus in connection with the Services. It is agreed and understood, that IMC may also engage in other activities or render services to any third party.

2.2. In consideration for the Services, Focus shall pay IMC such amount as set forth in Exhibit A (the "Consideration"), which amount reflects the fair market value of the Services on the basis of an arms' length transaction. The Consideration shall be paid against valid invoices furnished by IMC to Focus on a periodical basis, as shall be agreed between the Parties from time to time, which invoice will include reasonable details of the Consideration invoiced. Focus will pay IMC within 10 days of receipt of an invoice conforming to this provision. Late payments will accrue interest at the rate of 5% per annum.

2.3. The Parties shall meet on a quarterly basis to discuss the Consideration specified in Exhibit A. The Consideration may be adjusted from time to time by mutual written agreement of the Parties, taking into account any changes in the scope or nature of the Services provided hereunder.

2.4. If applicable, each invoice will state separately all applicable taxes imposed on Services invoiced to Focus by IMC, and all such taxes will be paid by Focus to IMC.

3. Quality of Service

IMC represents, warrants and covenants that (a) the Services will be performed in a timely, competent and professional manner in accordance with the standards and practices commonly expected of qualified and experienced providers of similar services, (b) the Services will be performed in compliance with all applicable laws, rules, ordinances and regulations that are now applicable to IMC or the Services, whether federal, provincial, municipal or otherwise, (c) the Services will be performed solely by IMC, and (d) IMC will at all times act in the best interests of Focus and will perform the Services in a faithful manner to the best of IMC's ability.

4. Records

4.1. Recordkeeping.  IMC will keep for at least five years from the end of the calendar year to which they pertain complete and accurate records of Services and Consideration in sufficient detail to allow the accuracy of the payments hereunder to be confirmed.

4.2. Audit.  During the Term and for a period of five years thereafter, at the request of Focus, upon at least 30 days' prior written notice from Focus, IMC will permit Focus or an agent thereof to inspect during regular business hours the relevant records required to be maintained by IMC hereunder. If any review reveals an error in the calculation of Consideration hereunder, IMC will promptly refund Focus, or Focus will pay IMC, as the case may be, the amount of the discrepancy.

5. Confidentiality Obligations

5.1. Each Party ("Receiving Party") shall maintain in confidence all commercial and technical information as well as information on marketing, financial, administrative and management subjects related to the other Party, and to any other matter related thereto, including but not limited to all copyrights and all other rights related thereto, as well as information of third parties with whom such Party has business relations (collectively, the "Information"). For the purpose of this Agreement, the term "Information" shall include commercial, technical, marketing, financial, administrative and management subjects, and shall not include information which (i) is or becomes public knowledge through no wrongful act on the part of the Receiving Party and the people acting on its behalf; (ii) becomes available to the Receiving Party on a non-confidential basis from a source other than the other Party, provided that such source is not known by Receiving Party to be bound by a confidentiality agreement with an obligation of secrecy to the other Party or another third party.

5.2. The Parties shall ensure that none of their employees, officers, directors or agents, will be engaged in any activity in connection with this Agreement, unless such employees, officers, directors or agents have signed a confidentiality agreement, in a commercially reasonable form satisfactory to the other Party.

5.3. Without limitation to the foregoing, each Party will not use and/or assign, sell, license, grant, dispose of or otherwise transfer any part of the Information, nor disclose or make it available to others, nor allow or assist others to make any use thereof, unless in the framework of the performance of the Parties' duties hereunder.

5.4. Upon termination of the Agreement, the Receiving Party shall immediately return to the other Party all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the Information, including all copies thereof, which are in its possession, the possession of its employees or officers, or anyone on their behalf, and shall not retain any copies of such materials.

5.5. The Receiving Party may disclose Information where disclosure is required by law or court order, provided that such Party uses reasonable efforts to give the other Party prior notice of such required disclosure if such prior notice is permitted by law.

5.6. Notwithstanding anything else to the contrary herein, the obligations under this Section 5 shall survive the termination of this Agreement.

6. Term and Termination

6.1. The term of this Agreement shall be 3 years commencing on the Effective Date and shall be automatically renewed for additional terms of 1 year each unless otherwise mutually agreed by the Parties in writing (the "Term").

6.2. Each Party may terminate the Agreement immediately upon the occurrence of any of the following events: (1) material breach by the other Party, which is not cured or waived within 30 days following the receipt by the breaching party of a written notice from the other Party to that effect; (2) if a Party becomes insolvent or admits in writing its inability to pay debts as they mature, or makes an assignment for the benefit of creditors; (3) if a petition for liquidation or any petition for the appointment of a liquidator, trustee or receiver, or any other officer of the court of law under the provisions of applicable laws, receivership statue, or the like, as they now exist, or as they may be amended, is filed by a Party; or (4) if such petition is filed by any third party, or an application for a receiver is made by anyone and such petition application is not resolved favorably within sixty (60) days.

6.3. Sections  שגיאה! מקור ההפניה לא נמצא. , 5, 6 and 7 shall survive any termination or expiration of this Agreement.

7. Miscellaneous

7.1. Non Assignment:  IMC shall not assign, subcontract or delegate any of its obligations and rights under and according to this Agreement to any other person without Focus's prior written consent and any assignment without such prior written consent shall be null and void.

7.2. No Authority: Without affecting any other agreement between Focus and IMC, nothing under this Agreement will give to IMC any authority to legally bind Focus or its affiliates, and IMC will not provide any person any representations, undertaking or warranties of any nature whatsoever, which may tend to involve the responsibility or liability of Focus or its affiliates.

7.3. Parties' Relationship:  The Parties' relationship hereunder shall be that of a principal and an independent contractor, where Focus is the principal and IMC is the independent contractor, and nothing herein shall be construed as establishing an employment, agency, joint venture or partnership relationship between the Parties.

7.4. Entire Agreement: This Agreement constitutes the entire agreement between the Parties with respect to its subject matter, and supersedes and cancels all prior agreements to the subject hereof, if any, between the Parties. No amendment to this Agreement shall be effective unless it is in writing and signed by a duly authorized representative of each Party.

7.5. Severability: If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

7.6. No Waiver: No failure or delay on the part of any Party hereto in exercising any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted must be in writing and shall be valid only in the specific instance in which given.

7.7. Governing Law and Jurisdiction: This Agreement shall be governed by and interpreted in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of laws. The competent courts in Tel Aviv shall have sole and exclusive jurisdiction over any dispute between the parties hereto.

7.8. Notices: All notices hereunder will be in writing and shall be given by and be deemed received by the receiving party (i) if sent by a delivery service, on the date confirmed as the actual date of delivery by such service; (ii) if sent by registered mail, return receipt requested, within 3 days of mailing; or (iii) if sent by electronic means (fax, email etc.), on the next business day after transmission.

IN WITNESS WHEREOF the parties have signed this Agreement as of the date hereinabove set forth.

I.M.C Holdings Ltd. By: "Oren Shuster" Name: Oren Shuster_______________ Title: Chief Executive Officer_______	Focus Medical Herbs Ltd. By: "Oren Shuster" Name: Oren Shuster Title: Chief Executive Officer

Exhibit A

The Services and their Consideration

In consideration for the following Services, Focus shall pay IMC, on a quarterly basis (unless agreed otherwise by the Parties) an amount equal to cost + 25 according to arm's length as will be determined from time to time.

Services:

1) Business development and locating worldwide collaborations

2) Financial analysis services

3) Assisting in innovation projects and locating potential partners and service providers for such projects.